Livento Group, Inc.

17 State Street

New York, NY 10004

September 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Livento Group, Inc. (the “Company”)
Registration Statement on Form 10-12G
File No. 000-56457
Withdrawal of Registration Withdrawal Request Previously Made on Form RW

Ladies and Gentlemen:

Livento Group, Inc., a Nevada Corporation (the “Company”), hereby respectfully requests the withdrawal, with such withdrawal to be approved effective immediately, of the registration withdrawal request filed on behalf of the Company on September 9, 2022 on Form RW (accession number 0001493152-22-025402) (the “Form RW”) in respect of the above-referenced registration statement. The Company is withdrawing the Form RW pursuant to discussions with the Securities and Exchange Commission, and has filed an amendment to the Form 10-12G.

If you have any questions regarding this letter, please contact Frank J. Hariton, Esq. at (914) 649-7669 or hariton@sprynet.com.

Very truly yours,

The Livento Group, Inc.

/s/ David Stybr

David Stybr, CEO